Mail Stop 3-9								April 11, 2005


David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.
8 Clarke Drive
Cranbury, NJ 08512

Re:	Valera Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Filed March 14, 2005
	File Number 333-123288

Dear Dr. Tierney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please complete all of the blank sections of your filing prior to filing the next amendment.
2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
4. Please note that when you file a pre-effective amendment that includes your price range, the range must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below
$20
and 10% if you price above $20.
5. We note that you plan to sell securities using a directed share program. Please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.
6. Throughout the registration statement, you cite various estimates, statistics and other figures, and reference beliefs you have. Where you cite your own estimates, please explain how you arrived at those estimates, disclose any third-party sources you relied upon, and provide us with any copies of those sources. Copies delivered should be marked to highlight the relevant information. For all other figures and statements, please identify your sources and provide copies of these sources to us. Set forth below is an illustrative and not an exhaustive list of statements that should be supported:
(a) "The total number of patients with advanced prostate cancer in the U.S. was approximately 652,000 in 2004, and we estimate the patient population in Europe to be of similar size."
(b) "The prevalence of this condition is estimated to be between one in 5,000 to 10,000 children. This yields a potential population of up to 11,700 children who are 14 or younger with this condition in the
U.S."
(c) "We believe that there are approximately 1,000 new acromegalic patients per year in the U.S. and 16,000 total patients."
(d) "We estimate the U.S. acromegalic market to be $160 million annually, consisting primarily of monthly injections of octreotide."
(e) "...generic drug companies do not typically have field sales forces."
(f) "There are approximately 700 pediatric endocrinologists in the U.S., and most of them are located in the same major metropolitan areas as the urologists we are calling on for Vantas."
(g) "There are 214 registered addiction medicine specialists practicing in the U.S."
(h) "We believe that such predictable release over a period of 12 months has not been achieved by most other drug delivery systems, including sustained release injections, bioerodible implants and transdermal devices."

   Prospectus Summary, page 1
7. The summary section should be a balanced discussion of the most significant factors that relate to your offering. Currently, your summary is a detailed discussion of mainly the positive aspects of Vantas, and your company`s drug candidates under development and strategy. You should revise to provide more disclosure regarding any negative aspects of your company`s experiences, strategy and prospects.
8. In the first sentence, you state that you are a fully-integrated specialty pharmaceutical company. We note that you rely on third parties for services, raw materials and the performance of trials. Therefore, it appears that you are not "fully-integrated." Please revise.
9. Vantas and almost all of your potential products are based on your
Hydron Technology. Therefore, you should state in the very first sentence that Vantas and your potential products concern drug delivery.
10. Please explain in Plain English what "palliative treatment" is.
Also, please explain similar terms the first time they are used in the prospectus.
11. We note your use of the term "Phase I/II" regarding your completed and currently ongoing clinical trials regarding your potential products. The use of the term "Phase I/II" should only be used if your trial met all the FDA requirements for a Phase II study.
Please tell us whether or not your Phase I/II trial met all of the requirements of Phase II clinical trials. We note that Phase II trials typically involve administering the product under development to 100-300 participants, allowing for the evaluation of the effectiveness of the drug and determining the short-term side effects and risks. Has the FDA agreed that your respective studies were designed to meet the requirements of Phase II trials? For any of your studies not designed to meet all requirements of FDA approved Phase II clinical trials, please delete the references to "Phase I/II," replace the references with the term "Phase I" and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. This comment also applies to your references to "Phase II/III" throughout the prospectus.
12. At the bottom of page 1, you state that you believe that Vantas is a more comfortable and convenient alternative to competing products because it eliminates the requirement of multiple physician visits and repeated injections and is smaller, softer and more flexible than other implants. You should balance this disclosure by stating that implantation is generally less well received by patients than injection therapy.

   Competitive Strengths, page 2
13. You state that implants using Hydron Technology can be adapted to deliver many different drugs. Given that you have only received FDA approval for Vantas only, we believe you should either qualify this statement as being your belief or delete it.
14. As to Vantas, please state whether or not you achieved "fast track," "accelerated" or some similar type of approval for Vantas and whether you are seeking or plan to seek this type of review or approval for your other drug candidates.
15. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.


Risk Factors, page 7

   General
16. In the preamble, you state, "If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material
(italics add), actually occur, our business, financial condition and results of operations could be materially and adversely affected." Please amend the preamble to state that all known material risks are articulated in the risk factors section and delete the italicized language.
17. Many of your risk factors are generic in that they could apply to almost any company that develops drugs. Also, some of the risk factors merely state facts and circumstances without explaining how those facts and circumstances pose risks to investors and what will happen if those risks come to fruition. The company`s "business, results of operations and financial condition" being adversely affected is not specific enough to communicate the risk. Please amend the risk factors to include specific disclosure and language explaining exactly what risks you face. We expect that you will substantially amend many of the risk factors in response to this comment.
18. Where you lay out bullet points highlighting specific risk factors or embedded lists, please elaborate on any problems you have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.
19. Consider creating a risk factor which discusses any side effects and adverse reactions you have observed thus far in testing your product candidates.

   We have a history..., page 7
20. Quantify the costs of your research and development activity that have principally caused your losses and state whether or not you anticipate that your losses will grow as you incur significant operating expenses going forward.

   We are dependent on single suppliers..., page 7
21. You state that you have many single-supplier arrangements for raw materials and services. Please consider expanding the risk factor which discloses the inherent risks of these arrangements.
Identify
all sole source suppliers. To the extent that you have written agreements with such sole source suppliers, file the agreements as exhibits or provide us with the basis for your determination that it is not required.

   We may be unable to obtain additional capital..., page 8
22. Please state how long you expect the proceeds of this offering to fund your operations and when you believe you will need to raise additional capital.

   The successful commercialization..., page 8
23. You state that your current sales of Vantas may be supported, in part, by favorable reimbursement rates, which you expect will decrease in the second half of 2005. Please state and highlight in the title to the risk factor, the reason for this projected decrease and provide more detailed disclosure in MD&A.

   Our failure to retain, recruit..., page 9
24. You state that you utilize consultants. Please expand this risk factor to state whether or not your contracts with these consultants specifically contain provisions stating that all intellectual property they develop belongs to the company and the related risks.
25. Please expand the discussion to indicate the extent to which you have employment agreements with and key man insurance for your senior management and key scientific and technical personnel.

   Our sales of Vantas..., page 10
26. Please state whether or not you are aware of any generic substitutes for any of your products currently being developed.
If
there are, name them.

   Because we have operated as a private company..., page 11
27. This risk factor is not at all specific to your company. State whether any of your current systems and controls are not in compliance, are insufficient, are being questioned or whether you anticipate questions regarding them. Please state whether or not you or your auditors have identified any material weaknesses or significant deficiencies in your internal controls. We may have further comments once we have seen your proposed response to this comment.

   If our clinical trials..., page 12
28. The disclosure in this risk factor is generic, in that it could apply to any company in your business. Please revise to highlight the risks specific to your company.
29. Please describe any problems you have had in the past with the risks you have posed in this section and the other risk factors in this section.
30. Disclose the side effects and adverse reactions you have observed thus far in testing your drug candidates.
31. Describe any past incidence of non-compliance with the regulatory requirements to which you allude.


Forward-Looking Statements, page 20
32. You state, "This prospectus also contains or refers to market data and industry statistics, forecasts and projections that we obtained from industry publications and publicly-available data. These sources generally indicated that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information." Please delete this paragraph, as it is not appropriate to disclaim the statistics and other data it encompasses or delete all such information from the prospectus.

   Use of Proceeds, page 21
33. Please state how much of the proceeds of the offering are expected to be allocated to each of the matters you mention in the bullets. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

   Capitalization, page 23
34. Please expand the "Convertible Preferred Stock" line item to include the number of shares authorized, issued and outstanding in each case appearing in the column captions.
Management`s Discussion and Analysis of Financial Condition and Results of Operations
35. We acknowledge your "product development" table summarizing your product candidates. Please expand your disclosure by referring to the
Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
36. Please disclose the following information for each of your major research and development projects:
a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
37. In your critical accounting policies and estimates, please eliminate the duplication that is disclosed in your financial statements related to accounting policies and focus only on disclosure that investors need to understand your most critical accounting estimates. The disclosure should also quantify a) the effects on those estimates of reasonably likely changes and b) the amount of changes in historical estimates from the prior period. Results of Operation - Comparison of Years Ended December 31, 2003 and 2004, page 31
38. We acknowledge you disclosure that $2.2M of the increase in general and administrative expense is related to a stock-based compensation charge. Please quantify the other significant components that caused the remaining $3.7M increase in general and administrative expenses.
Liquidity and Capital Resources, page 33
39. Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions.

   Business, page 36

40. Where you provide similar or the same disclosure here as in the
Summary, please comply with the above comments regarding the Summary here as well.

   Vantas, page 37
41. Please discuss any side effects and adverse reactions you observed in test to which you allude in the second paragraph of this subsection.

   VP002, page 38
42. Here and in other parts of the disclosure you mention surveys and studies conducted by D2 Market Research. Who commissioned these studies? If you commissioned them, so state, and provide us with copies which communicate the results.
43. You state that results from your Phase II clinical trial showed that all patients were hormonally suppressed. Please quantify this result.
44. Please discuss any side effects and adverse reactions you observed in the described test.
Our Drug Delivery System, page 40
45. You state the advantages of your Hydron Technology. Please balance this disclosure by mentioning the disadvantages.
46. Describe in more detail the implant procedure.
Sales and Marketing and Distribution, page 42
47. Please state the number of product specialists you have and explain what a product specialist is.
48. Please discuss in more detail the terms and termination provisions of your agreement with IUN.
Reimbursement, page 43
49. Please disclose the amount of the ASP.
50. You state that a physician can expect to receive $125 for an implant procedure as opposed to $28 for an injection. Does this account for just one injection or the several injections you state are required under most injections therapy treatments? Please revise to clarify.
Material Agreements, page 44
51. For each of these arrangements, ensure that you disclose the following.
* Valera`s and the other party`s or parties` obligations under the agreement, and whether or not all material obligations have been fulfilled.
* The amount and timing of payments to be made under the agreement`s terms both to and from Valera.
* Material progress or developments that have occurred in connection with the activities to be undertaken under the agreement.
* The terms of any royalty, milestone or similar types of arrangements.
* Duration and termination provisions.
* Who will own intellectual property resulting from the collaboration.

Regulatory Issues, page 50
52. The disclosure in this section is very generic, in that it could apply to any company attempting to develop drugs. Please revise it to make it more specific to your company and each of the potential products you are developing.
Management, page 55
53. Please disclose what each of the persons mentioned has done professionally in the past five years. Where a person has been with your company for a period of time, disclose the various positions they have had, not just the position they have now.
Principal Stockholders, page 64
54. Please disclose what natural person or persons have sole or shared voting and dispositive power as to the shares held by each of the entities listed in the table.
Certain Relationships..., page 66
55. We note that you have sold securities to numerous affiliated parties, as disclosed in this section. For each sale, please state how the price of the securities was determined, what factors the board considered in setting the price, whether any other purchasers purchased such securities at the same or lower prices, quantifying any discounts, and whether the securities were sold at or below fair market value.
Description of Capital Stock, page 67
56. On page 68, you state that you believe this offering will be a "qualified offering." Is there some reason you believe it may not be a qualified offering? If it is not, will you proceed with the offering?

Underwriting, page 72
57. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company
or
the offering that appears on the third party web site.  We may have
further comments.
58. If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
59. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
Notes to Financial Statements
Note 2. Basis of Presentation and Significant Accounting Policies Research and Development, F-7
60. Tell us why manufacturing costs for products of Vantas through October 2004 as you describe in MD&A meet the criteria in FAS 2 for research and development costs.
Revenue Recognition, F-10
61. You have disclosed the requirements of SAB 104 and SFAS 48. Please, however, disclose your revenue recognition policy. Consider disclosing separate policies for sales directly to physicians separately versus sales to International Urology Network.
62. If you are recognizing product sales at delivery when right of return exists, please tell us supplementally how you met the criteria in paragraphs 6 and 8 of FAS 48 since your only product has less than two months of sales history at December 31, 2004.
63. Please disclose why you record the allowance for sales returns as a credit to accounts receivable rather than as a liability.

   Note 9.  Stock Options, F-15
64. To enable us to better understand your accounting for stock options and beneficial conversion features including those triggered by anti-dilution features, please provide us with an itemized chronological schedule detailing each issuance of common stock, preferred stock and anti-dilution trigger from January 1, 2004 through the date of your response. Include the following information for each transaction:
a) number of shares issued or issuable in the grant
b) purchase price or exercise price per share
c) any restriction or vesting terms
d) your estimate of fair value
e) how you determined fair value
f) the identity of the recipient and the relationship to the company
g) the nature of any concurrent transactions with the recipient
h) any recorded compensation element and the accounting literature which you relied upon

65. Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. Also, progressively bridge management`s fair market value per share determinations to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
66. Additionally, please provide the disclosures suggested by AICPA
Audit and Accounting Practice - Valuation of Privately-Held-
Company
Equity Securities Issued as Compensation.

   Recent Sales of Unregistered Securities, page II-2
67. For each of the sales of unregistered securities mentioned in
Item 15(a), state to how many accredited and unaccredited investors you sold securities. Supplementally, please tell us how each respective offering was conducted. How many potential investors were offered securities? Did you have prior relationships with each of these offerees? Provide your analysis as to whether or not there was a general solicitation.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Christine Allen at (202) 824-5533 or James
Rosenberg at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.


      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	600 14th Street, N.W.
	Washington, DC 20005-2004


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